UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: March 15, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated March 14, 2010.
99.2	Press release dated March 14, 2010, entitled “CNOOC Ltd. Established Joint Venture with Bridas Energy Holdings”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that the Company proposes to form a 50%/50% joint venture with Bridas Energy Holdings Ltd (“BEH”) in Bridas Corporation (the “JVCo”) for a consideration of approximately US$3.1 billion (equivalent to approximately HKD24 billion, at the exchange rate of USD1 = HKD7.7587, being the exchange rate prevailing on 12 March 2010) in cash (the “Transaction”). BEH is an independent third party of the Company. In this connection, CNOOC International Limited, a wholly owned subsidiary of the Company, entered into the relevant transaction documents with BEH on 13 March 2010. The JVCo is currently a wholly owned subsidiary of BEH and could have its name changed after completion of the Transaction. The Transaction will be funded from the internal resources of the Company.

Completion of the Transaction is subject to certain terms and conditions, including, among other things, all necessary governmental and regulatory approvals, permissions and consents in the People’s Republic of China having been obtained and certain events constituting material adverse change not having occurred prior to completion. The Transaction is expected to be completed in the first half of 2010.

Upon completion of the Transaction, the Company, through CNOOC International Limited, and BEH will each hold a 50% interest in the JVCo.  A joint venture deed has been entered into between CNOOC International Limited, BEH and the JVCo, which allows the two shareholders to make management decisions in relation to the JVCo on a joint basis.

Information on the JVCo

The JVCo is a private company incorporated in the British Virgin Islands with a focus on oil and gas exploration and production.  The JVCo, through its affiliates (including a 40% interest in Pan American Energy LLC), has exploration and production activities in Argentina, Bolivia and Chile.  At the end of 2009, the JVCo had proven reserves of 636 million barrels of oil equivalent (“BOE”) and an average daily production of 92 thousand BOE.

Reasons for the Transaction

The Transaction is aligned with the Company’s growth strategy by expanding the Company’s reach into Latin America and establishes a foundation for future growth in the region and other countries. The JVCo has a world-class oil and gas asset portfolio with significant growth potential through future explorations.  The JVCo’s strong management team has a proven track record of developing oil and gas resources in Latin America.  In addition, on a proportionate basis, based on relevant 2009 statistics, it is expected that, upon completion of the Transaction, proven reserves and average daily production of the Company will be increased by 318 million BOE and 46 thousand BOE respectively.

*           *           *

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 14 March 2010

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao
Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang

Exhibit 99.2

CNOOC LIMITED
For Immediate Release

CNOOC Ltd. Established Joint Venture with Bridas Energy Holdings

(Hong Kong, March 14, 2010) CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announces today that the Company, proposes to form a 50%/50% joint venture with Bridas Energy Holdings Ltd (“BEH”) in Bridas Corporation ("Bridas" or the “JVCo”) for a consideration of approximately USD3.1 billion in cash. In this connection, CNOOC International Limited, a wholly owned subsidiary of the Company, entered into the relevant transaction documents with BEH on 13 March 2010. The JVCo is currently a wholly owned subsidiary of BEH and could have its name changed after transaction completion. The transaction will be funded from the internal resources of the Company.

Completion of this transaction is conditional on, amongst others, necessary government and regulatory approvals of People’s Republic of China, and is expected to take place in the first half of 2010.

Upon completion of the transaction, the Company and BEH will each hold a 50% interest in Bridas, and will jointly make management decisions. Currently, Bridas, through its affiliates (including a 40% interest in Pan American Energy LLC) has oil and gas exploration and production activities in Argentina, Bolivia and Chile.

This transaction is aligned with the Company’s growth strategy by expanding its reach into Latin America and establishes a foundation for future growth in the region and other countries.

Based on relevant 2009 statistics and on a proportionate basis, it is expected that, upon completion of the transaction, proven reserves and average daily production of the Company will be increased by 318 million barrels of oil equivalent (“BOE”) and 46 thousand BOE respectively.

Chairman and Chief Executive Officer, Mr. Fu Chengyu said: “BEH is one of the foremost companies in Argentina and a pioneer in the oil and gas industry.  This joint venture is aligned with our philosophy of seeking partnerships to expand our global footprints. I trust this investment will bring value to our shareholders both in short term and long run.”

Commenting on the joint venture, President, Mr. Yang Hua said: “Bridas, with a world-class oil and gas asset portfolio, is a very good beachhead for us to enter Latin America. Through this transaction, we’ll establish a fair presence in this region, which will further enable the Company’s production and reserve growth in the future.”

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com